H-CYTE, INC.

201 E Kennedy Blvd., Suite 700

Tampa, FL 33602

July 31, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re: H-CYTE, Inc.

Registration Statement on Form S-1/A

Submitted on July 31, 2020

File No. 333-239629

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, H-CYTE, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:15 p.m., Eastern Standard Time, on August 4, 2020, or as soon thereafter as possible.

H-CYTE, Inc.

By:	/s/ Jeremy Daniel
Name:	Jeremy Daniel
Title:	Chief Financial Officer